SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)

SINOVAC BIOTECH LTD.

(Name of Issuer)

Common Shares

(Title of Class Of Securities)

P8696W104

(CUSIP Number)

Lori B. Metrock

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

211 Commerce Street, Suite 800

Nashville, Tennessee 37201

(615) 726-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13D

CUSIP No. P8696W104	Page 2

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,115,083 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,115,083 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,115,083 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.82%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. P8696W104	Page 3

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 905,415 (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 905,415 (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,096,283 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.98%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. P8696W104	Page 4

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Susan Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,868 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

*	Less than 1%

13D

CUSIP No. P8696W104	Page 5

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 0 (See Item 5)
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 0 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,868 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

*	Less than 1%

13D

CUSIP No. P8696W104	Page 6

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons SJ Strategic Investments, LLC 30-0060195
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 190,868 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 190,868 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,868 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO

*	Less than 1%

13D

CUSIP No. P8696W104	Page 6

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Kingsway Charities, Inc. 54-1668650
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,018,800 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,018,800 (See Item 5)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,800 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.84%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D/A relates is the common shares, par value $0.001 per share (the “Common Shares”), of Sinovac Biotech Ltd. (the “Issuer”). The Issuer’s principal executive offices are located at No. 39 Shangdi Xi Road, Haidian District, Beijing 100085, People’s Republic of China.

Item 2.	Identity and Background.

(a) This report is being filed by John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory, James M. Gregory, SJ Strategic Investments, LLC and Kingsway Charities, Inc. (collectively, the “Reporting Persons”). SJ Strategic Investments, LLC (“SJSI”) is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory. Kingsway Charities, Inc. is a Virginia non-profit charitable organization for which John M. Gregory serves as Chairman of the Board of Directors.

(b) The address for the Reporting Persons and the principal business office for SJSI is,

SJ Strategic Investments, LLC

340 Martin Luther King, Jr. Blvd, Suite 500

Bristol, TN 37620

(c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is General Counsel of SJSI.

(d) and (e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

SJSI acquired its Common Shares with working capital of approximately $5.6 million. Kingsway Charities acquired its Common Shares with working capital of approximately $900,000. John M. Gregory and Joan P. Gregory, as joint tenants with right of survivorship, acquired their Common Shares with personal funds of approximately $5.7 million.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Common Shares for investment purposes and may acquire additional shares or dispose of some or all of the Common Shares, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Shares, the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

None of the Reporting Persons has any plan or proposal which relates to or which would result in:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer:

(b)	The sale or transfer of a material amount of assets of the Issuer;

(c)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

(d)	Any material change in the present capitalization or dividend policy of the Issuer;

(e)	Any other material change in the Issuer’s business or corporate structure;

(f)	Changes in the corporate governance documents or other actions which may impede the acquisition or control of the Issuer by any person;

(g)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(h)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(i)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

(a)	The calculations in this Item are based upon 55,402,061 Common Shares issued and outstanding as of September 30, 2013 (based on disclosures made by the Issuer in its Financial Report on Form 6-K). As of the date hereof, the Reporting Persons beneficially owned 2,115,083 shares or 3.82% of the outstanding Common Shares of the Issuer. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Act.

(b)	Because John M. Gregory controls all of the voting interests of SJSI and Kingsway Charities with respect to the securities, he may be deemed to have the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the 190,868 shares held by SJSI and the 1,018,800 shares held by Kingsway Charities. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of Common Shares held by SJSI or Kingsway Charities. However, they may be deemed to indirectly beneficially own Common Shares of the Issuer held by SJSI due to their financial interests in SJSI. John M. Gregory and Joan P. Gregory control the voting and dispositive power of the 905,415 Common Shares held by John M. Gregory and Joan P. Gregory as joint tenants with right of survivorship.

(c)	During the 60 day period ended as of the date hereof, the Reporting Persons have engaged in the following transactions, with all purchases and sales having been made for cash in the open market:

Reporting Person	Transaction	Date	No. of Shares	Average Price Per Share
John M. Gregory and Joan P. Gregory, joint tenants with right of survivorship	Sale	02/28/2014	167,000	$6.99094
	Sale	02/27/2014	35,500	$6.764
	Purchase	01/24/2014	41,000	$6.499
	Purchase	01/23/2014	30,000	$6.8846
	Sale	01/22/2014	30,921	$7.1822
	Purchase	01/16/2014	60,000	$6.9321
	Sale	01/16/2014	3,000	$7.12
	Sale	01/15/2014	71,000	$6.8321
SJSI	Purchase	01/30/2014	700	$6.60
Kingsway Charities	Sale	03/03/2014	81,200	$6.7608

(d)	The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Shares beneficially owned by the Reporting Persons.

(e)	The Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Shares of the Issuer on February 28, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1*	Joint Filing Agreement

*	Filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on December 28, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2014	/s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

SJ Strategic Investments, LLC

	By:	/s/ John M. Gregory
John M. Gregory
Its: Managing Member

Kingsway Charities, Inc.

	By:	/s/ John M. Gregory
John M. Gregory
Its: Chairman of the Board of Directors